U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Allied Capital Corp.
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   (Last)                           (First)             (Middle)

                          7711 South Jamestown Avenue
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                                    (Street)

     Tulsa                            OK                    74136
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                        etravelserve.com, Inc. / TSER.OB
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                     10/00
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                            Amt. Of Issuer's        Ownership        Nature of
                                              Securities Acquired (A) or    Securities Benefically  Form             Indirect
                     Transaction   Transaction  Disposed of (D)             Owned At End            Direct (D) or    Beneficial
Title of Security       Date          Code      Amount  (A) or (D)   Price  Of Issuer's Fiscal Year Indirect I)      Ownership
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
Common Stock         8/29/00        J (1)      17,468,763      D                                   Direct (D)
Common Stock         10/6/00        J (2)          20,000      D                                   Direct (D)
Common Stock        10/22/00        J (1)         180,000      D                                   Indirect (I)  Capital Markets (3)
Common Stock          7/6/00        S               5,000      D      0.220                        Direct (D)                    -3
Common Stock          7/6/00        S               5,000      D      0.220                        Direct (D)
Common Stock          7/6/00        S               5,000      D      0.220                        Direct (D)
Common Stock          7/6/00        S               5,000      D      0.220                        Direct (D)
Common Stock          7/6/00        S              10,000      D      0.220                        Direct (D)
Common Stock          7/6/00        S              10,000      D      0.220                        Direct (D)
Common Stock          7/7/00        S               7,800      D      0.200                        Direct (D)
Common Stock          7/7/00        S              12,200      D      0.200                        Direct (D)
Common Stock          7/7/00        S              20,000      D      0.190                        Direct (D)
Common Stock         7/10/00        S              10,000      D      0.190                        Direct (D)
Common Stock         7/12/00        S              40,000      D      0.170                        Direct (D)
Common Stock         7/14/00        S              30,000      D      0.175                        Direct (D)
Common Stock          8/7/00        S               5,000      D      0.130                        Direct (D)
Common Stock          8/7/00        S              10,000      D      0.130                        Direct (D)
Common Stock          8/7/00        S               7,500      D      0.130                        Direct (D)
Common Stock         8/11/00        S              30,000      D      0.195                        Direct (D)
Common Stock         8/11/00        S               5,000      D      0.195                        Direct (D)
Common Stock         8/11/00        S               8,000      D      0.195                        Direct (D)
Common Stock         8/11/00        S               7,000      D      0.195                        Direct (D)
Common Stock         8/11/00        S              10,000      D      0.225                        Direct (D)
Common Stock         8/14/00        S               5,000      D      0.210                        Direct (D)
Common Stock         8/15/00        S              15,000      D      0.200                        Direct (D)
Common Stock         8/15/00        S               6,000      D      0.200                        Direct (D)
Common Stock         8/18/00        S              15,931      D      0.180                        Direct (D)
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                                               17,953,194                            18,141,237

(1) Shares cancelled without consideration and returned to treasury pursuant to Stock Purchase and Cancellation Agreement dated 7/12/00.

(2) Shares pledged as part of loan and converted pursuant to terms of pledge agreement.

(3) Shares held in the name of Capital Markets Alliance, Inc., a 100% owned subsidiary of Allied Capital Corp., were cancelled without consideration.


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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

Allied Capital Corp.

/s/ Desai Robinson                                          11/16/00
---------------------------------------------            -----------------------
    Desai Robinson, President                                Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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